EXHIBIT 99.4

Q2 2010

ALGONQUIN POWER & UTILITIES CORP.

CONSOLIDATED FINANCIAL STATEMENTS &

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Algonquin Power & Utilities Corp.

Interim Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	June 30, 2010	December 31, 2009

ASSETS
Current assets:
Cash	$2,396	$2,796
Short term investments	—	40,010
Accounts receivable	23,435	20,484
Prepaid expenses	3,113	4,674
Income tax receivable	345	1,143
Current portion of future tax asset	13,329	14,566
Current portion of notes receivable	534	521

	43,152	84,194

Long-term investments and notes receivable	29,775	24,029
Future non-current income tax asset	62,761	61,219
Property, plant and equipment (note 3)	756,766	749,350
Intangible assets (note 3)	81,425	85,929
Restricted cash	4,233	4,316
Deferred financing costs	175	200
Other assets	4,871	4,176

	$983,158	$1,013,413

LIABILITIES AND UNITHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$29,723	$33,219
Dividends payable	5,655	1,857
Income taxes payable	318	5
Current portion of long-term liabilities (note 5)	106,274	3,360
Current portion of other long-term liabilities	1,095	1,025
Current portion of derivative liabilities (notes 3 and 12)	5,899	5,775
Current portion of deferred credits	10,663	10,500
Future income tax liability	641	913

	160,268	56,654
Long-term liabilities	146,154	241,412
Convertible debentures	171,075	173,257
Other long-term liabilities	26,671	25,228
Future income tax liability	80,103	79,914
Derivative liabilities (note 12)	4,623	3,920
Deferred credits	36,649	39,379
Shareholders’ equity:
Shareholders’ capital (note 6)	795,214	787,037
Deficit	(354,744)	(344,676)
Accumulated other comprehensive loss	(82,855)	(48,712)

	357,615	393,649

	$983,158	$1,013,413

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Operations

(Unaudited)

(thousands of Canadian dollars, except per common share amounts)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Revenue:

Energy sales	$31,745	$32,373	$68,262	$69,874
Waste disposal fees	90	3,178	1,007	6,861
Water reclamation and distribution	9,503	9,932	17,753	19,604
Other revenue	1,338	1,066	1,541	2,374

	42,676	46,549	88,563	98,713

Expenses

Operating	22,312	25,014	48,371	54,575
Amortization of property, plant and equipment	8,957	9,531	18,024	19,360
Amortization of intangible assets	2,634	1,822	4,896	3,660
Management costs (note 7)	—	212	—	425
Administrative expenses	2,990	2,544	5,905	4,931
(Gain) / loss on foreign exchange	404	(1,892)	366	(1,315)

	37,297	37,231	77,562	81,636

Earnings before undernoted	5,379	9,318	11,001	17,077

Interest expense	6,166	5,143	12,413	10,657
Interest, dividend income and other income	(1,337)	(1,173)	(2,360)	(2,285)
(Gain) / loss on derivative financial instruments (note 12)	3,052	(12,201)	2,140	(8,703)

	7,881	(8,231)	12,193	(331)

Earnings from operations before income taxes and minority interest	(2,502)	17,549	(1,192)	17,408

Income tax expense (recovery)
Current	269	262	436	463
Future	(681)	389	(3,054)	(4,804)

	(412)	651	(2,618)	(4,341)

Minority interest in earnings of subsidiaries	146	1,596	211	2,204

Net earnings	$(2,236)	$15,302	$1,215	$19,545

Basic net (loss) / earnings per share (note 8)	$(0.02)	$0.20	$0.01	$0.25

Diluted net (loss) / earnings per share (note 8)	$(0.02)	$0.20	$0.01	$0.25

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statements of Cash Flows

(Unaudited)

( thousands of Canadian dollars )

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Cash provided by (used in):

Operating Activities:
Net earnings	$(2,236)	$15,302	$1,215	$19,545
Items not affecting cash:
Amortization of property, plant and equipment	8,960	9,531	18,024	19,360
Amortization of intangible assets	2,634	1,822	4,896	3,660
Other amortization	551	217	1,361	478
Distributions received in excess of equity income	(76)	649	646	1,489
Future income taxes / (recovery)	(681)	389	(3,054)	(4,804)
Unrealized (gain) / loss on derivative financial instruments	1,634	(13,592)	(2,571)	(11,674)
Minority interest	146	1,596	211	2,204
Unrealized foreign exchange (gain) / loss on long-term debt	582	(1,661)	215	(890)

	11,514	14,253	20,943	29,368

Changes in non-cash operating working capital (note 10)	1,259	(4,871)	978	(6,285)

	12,773	9,382	21,921	23,083
Financing Activities:
Cash dividends / distributions (note 9)	(5,625)	(4,677)	(7,489)	(9,341)
Cash distributions to non-controlling interest (notes 7 and 9)	(146)	(211)	(211)	(470)
Trustee loans	—	—	—	6
Deferred financing costs	(91)	(35)	(91)	(52)
Increase in long-term liabilities	42,000	11,500	54,500	14,000
Decrease in long-term liabilities	(32,212)	(7,655)	(47,615)	(18,575)
Decrease (increase) in other long-term liabilities	48	620	175	625

	3,974	(458)	(731)	(13,807)

Investing Activities:
Decrease / (increase) in restricted cash	33	(162)	125	(93)
Decrease in short-term investment	—	—	40,010	—
Increase in other assets	(792)	(1,727)	(1,134)	(1,728)
Receipt of principal on notes receivable	100	92	200	256
Proceeds from liquidation of Highground assets (note 3(c))	—	302	170	302
Increase in long term investments and notes (note 4)	(6,565)	—	(6,565)	—
Net additions to property, plant and equipment	(7,829)	(1,242)	(11,988)	(6,896)
Acquisitions of operating entities (note 3)	(24)	(50)	(42,402)	(50)

	(15,077)	(2,787)	(21,584)	(8,209)

Effect of exchange rate differences on cash	(29)	(125)	(6)	(92)

Increase / (decrease) in cash	1,641	6,012	(400)	975

Cash, beginning of the period	755	865	2,796	5,902

Cash, end of the period	$2,396	$6,877	$2,396	$6,877

Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$5,871	$4,163	$9,130	$10,073
Cash paid during the period for income taxes	$39	$819	$125	$937

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

Interim Consolidated Statement of Deficit

(Unaudited)

(thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Balance, beginning of period	$(346,822)	$(359,090)	$(344,676)	$(358,669)
Net earnings	(2,236)	15,302	1,215	19,545
Distributions (note 9)	(5,686)	(4,677)	(11,283)	(9,341)

Balance, end of period	$(354,744)	$(348,465)	$(354,744)	$(348,465)

See accompanying notes to interim consolidated financial statements

Algonquin Power & Utilities Corp.

interim Consolidated Statements of Comprehensive Income / (Loss) and

Accumulated Other Comprehensive Income / (Loss)

(Unaudited)

(thousands of Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Net (loss) earnings	$(2,236)	$15,302	$1,215	$19,545

Other comprehensive loss:
Forward exchange contracts settled in the period	—	(729)	—	(1,413)
Translation of self sustaining foreign operations	12,127	(13,556)	3,462	(8,600)

Other comprehensive income (loss)	12,127	(14,285)	3,462	(10,013)

Total comprehensive income (loss)	$9,891	$1,017	$4,677	$9,532

Accumulated other comprehensive loss:
Balance, beginning of the period	$(94,982)	$(17,170)	$(48,712)	$(21,442)
Translation of self sustaining foreign operations due to accounting change (note 2)	—	—	(37,605)	—
Other comprehensive loss (income)	12,127	(14,285)	3,462	(10,013)

Balance, end of the period	$(82,855)	$(31,455)	$(82,855)	$(31,455)

See accompanying notes to interim consolidated financial statements

ALGONQUIN POWER & UTILITIES CORP.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

1.	Basis of presentation:

These unaudited interim consolidated financial statements of Algonquin Power & Utilities Corp. (“APUC” or “the Company”) should be read in conjunction with the audited consolidated financial statements of APUC for the year ended December 31, 2009. The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since APUC’s last year end, and are not fully inclusive of all disclosures required by Canadian generally accepted accounting principles for annual financial statements.

APUC’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. Algonquin’s water and wastewater utility assets revenues fluctuate depending on demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is generally higher than during cooler, wetter periods of the year.

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the 2009 annual financial statements, except as outlined below.

2.	Change in accounting

As a result of the change in its corporate structure relating to conversion of the Company from an income trust to a corporation, the Company re-evaluated its exposure to currency exchange rate changes as determined by the underlying facts and circumstances of the economy in which the US divisions operate. The Company concluded that the US operations of the Renewable Energy and Thermal Energy divisions no longer should be classified as integrated foreign operations but rather as self-sustaining operations. Consequently, these divisions have been prospectively translated into Canadian dollars using the current rate method, effective January 1, 2010. The net exchange adjustment of $37,605 resulting from the current rate translation of non-monetary items, principally property, plant and equipment and intangible assets, as of the date of the change is included as a separate component of other comprehensive income with a corresponding reduction to the carrying amount of the non-monetary items.

3.	Acquisitions

a)	Acquisition of Hydroelectric Generation Assets (“Tinker Acquisition”)

On January 12, 2010, APUC acquired certain electrical generating facility assets including 36.8MW of hydroelectric generating capacity located in New Brunswick and Maine. The acquisition consists of three hydroelectric generating stations, most notably the 34.5MW Tinker Hydroelectric station located on the Aroostook River near the Town of Perth-Andover, New Brunswick. The acquisition also includes five thermal generating stations and certain regulated New Brunswick Independent System Operator transmission lines located in proximity to the generating facilities. In connection with the Tinker Acquisition, on February 4, 2010, APUC also acquired a related energy services business (“Energy Services Business”).

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

3.	Acquisitions (continued)

a)	Acquisition of Hydroelectric Generation Assets (“Tinker Acquisition”) (continued)

The Energy Services Business retails the electricity generated by the Tinker facilities to commercial and industrial customers in northern Maine.

The total purchase price, including acquisition costs, was $40,671. Acquisition costs of $390 were paid in 2009 which were recorded as deferred transaction costs and included in other assets on the consolidated balance sheet at December 31, 2009.

The acquisition has been accounted for using the purchase method, with earnings from operations included since the date of acquisition.

The consideration paid by APUC has been llocated to net assets acquired as follows:

Working capital (net of cash received of $1)	$69
Property, plant and equipment	39,555
Intangible asset – energy sales contracts	4,421
Derivative liability – energy forward purchase contracts (note 11)	(3,374)

Total cash consideration	$40,671

The allocation of the purchase price has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and liabilities assumed. The Company will continue to review information and perform further analysis prior to finalizing the allocation of the purchase price. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ from the amounts noted above in the preliminary purchase price allocation.

b)	Acquisition of Water Utility System (“the Galveston Utility”)

On March 17, 2010 Liberty Water, a wholly owned subsidiary of APUC, acquired a water distribution and wastewater collection system located near Galveston, Texas for a total purchase price of $2,038. The Galveston Utility provides water distribution and wastewater collection services to approximately 260 equivalent residential connections.

The acquisition has been accounted for using the purchase method, with earnings from operations included since the date of acquisition.

The consideration paid by APUC has been preliminarily allocated to net assets acquired as follows:

Property, plant and equipment	$2,023
Intangible asset	15

Total cash consideration	$2,038

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

3.	Acquisitions (continued)

c)	Highground Capital Corporation

In 2008, the Company entered into an agreement with Highground Capital Corporation (“Highground”), CJIG Management Inc. (“CJIG”), which is the manager of Highground and a related party of the Company controlled by the shareholders of Algonquin Power Management Inc (“APMI”). Under the agreement, CJIG acquired all of the issued and outstanding common shares of Highground and the Company issued trust units to the Highground shareholders and CJIG.

The Company initially recorded the trust units issued at their fair value of $7.69 per unit which, net of transaction costs of $767, resulted in proceeds of the trust units being initially recorded at a value of $26,203. By June 30, 2010, the Company has received consideration and issued equity as follows:

Consideration received:
Cash and assets received prior to December 31 2008	$26,203
Cash received in 2009	983
Cash received in 2010	170

$27,356

In 2009, APUC’s consideration received from the acquisition exceeded $26,970, the minimum contemplated under the agreements, and, as a result is entitled to 50% of any additional proceeds from the assets formerly owned by Highground. CJIG is entitled to the remaining 50% of any proceeds in excess of the minimum amount. During the three and six months ended June 30, 2010, APUC received $nil (2009 - $nil) and $170 (2009 - $nil) respectively from CJIG as APUC’s share of the 50% of additional proceeds from the further liquidation of the assets held by Highground. This has been recorded as an increased amount assigned to the equity originally issued.

The remaining investments, formerly held by Highground, currently consist of two non-liquid debt assets having an approximate principal amount of $2,350. APUC’s 50% share of any additional proceeds from liquidation of the remaining Highground assets will be recorded as additional proceeds when received from CJIG.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

4	Investments

On April 19, 2010, the Company entered into agreements to provide development, construction, operation and supervision services related to the construction, commissioning and operation of a 26.4 megawatt wind energy facility (“Red Lily I”) in south-eastern Saskatchewan.

The equity in Red Lily I (‘the Partnership”) is owned by an independent investor. The Company’s investment in Red Lily I is in the form of a participation in a senior debt facility to the Partnership and providing a subordinated debt facility. APUC’s commitment under the senior debt facility is to advance up to $13,000 of the Tranche 2 senior debt. The advance will be made to fund project costs required to develop and construct Red Lily I and is expected to be invested within the next twelve months. The senior debt will earn an interest rate of 6.31% and will mature five years following commissioning of the project. The senior debt is secured by substantially all the assets of the partnership. On April 19, 2010, APUC advanced $6,565 in subordinated debt to the Partnership. A second tranche of subordinated debt for an amount equal to the amounts outstanding on Tranche 2 of the senior debt but no greater than $17,000 will be advanced five years following commissioning of the project. The proceeds from this additional subordinated debt are required to be used to repay Tranche 2 of the Partnership’s senior debt, including APUC’s portion. The subordinated debt earns an interest rate of 12.5%, the principal matures 25 years following commissioning of the project but is repayable in whole or in part at any time after five years, without a pre-payment premium. The subordinated debt is secured by substantially all the assets of the Partnership but is subordinated to the senior lenders.

In connection with the subordinated debt facility, the Company has been granted an option to subscribe for a 75% equity interest in the Partnership in exchange for the outstanding amount on its subordinated debt of up to $19,500, exercisable for a period of 90 days period commencing five years following commissioning of the project.

5.	Long-term liabilities

APUC’s senior secured revolving operating and acquisition credit facilities (the “Facilities”) mature on January 14, 2011. As of June 30, 2010, the outstanding amount due on the Facilities of $102,792 has been recorded within the current portion of long-term liabilities on the consolidated balance sheet. This amount drawn at June 30, 2010 includes U.S. $20,000 in U.S. funds.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

6.	Shareholders’ capital

Shareholders’ capital consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Balance of shares/units, beginning of period	$784,021	$725,106	$781,274	$721,953
Issued on conversion of
Algonquin (AirSource) Power LP exchangeable units	—	719	—	3,872
Conversion of convertible debentures, net of costs	712	—	3,290	—
Amounts received in connection with the Highground transaction	—	302	170	302
Issuance pursuant to management internalization	4,763	—	4,763	—

Balance of shares/units, end of period	789,496	$726,127	$788,977	$726,127

Trustee Loans	—	(211)	—	(211)

Equity component of convertible debentures	5,718	479	6,237	479

Shareholders’ capital	795,214	$726,395	795,214	$726,395

During the six month period, $3,491 principal amount of New Series 1 Debentures were converted at the option of holders at a price of $4.08 for each share into 855,689 shares of APUC. The carrying amount of these debentures net of unamortized issuance costs and the bifurcated equity component totaling $3,290 has been recorded as share capital. On June 30, 2010, there were 63,451 New Series 1 Debentures outstanding with a face value of $63,451.

On June 29, 2010, the Company issued 1,180,180 shares valued at $4,763 pursuant to the Management Internalization Agreement signed on December 21, 2009. The issuance of shares and final settlement was approved by the Company’s shareholders at its annual general meeting held on June 23, 2010.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

6.	Shareholders’ capital (continued)

Number of common shares/units

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Common shares/units, beginning of period	93,745,244	77,906,109	93,064,120	77,574,372

Issued on conversion of
Algonquin (AirSource) Power LP exchangeable units	—	75,853	—	407,590

Conversion of convertible debentures	174,565	—	855,689	—

Issued pursuant to management internalization	1,180,180	—	1,180,180	—

Common shares/units, end of period	95 099,989	77,981,962	95,099,989	77,981,962

Stock Option Plan

On June 23, 2010, the Company’s shareholders voted in favor of establishing a stock option plan (the ‘Plan’) to encourage ownership of the Company’s common shares by its key officers, directors, employees and selected service providers. The aggregate number of shares that may be reserved for issuance under the Plan must not exceed 10% of the number of Shares outstanding at the time the options are granted. The number of shares subject to each option, the option price, the expiration date, the vesting and other terms and conditions relating to each option shall be determined by the Board from time to time. As of June 30, 2010, the Company has not granted any options under the Plan.

Shareholders’ Rights Plan

On June 23, 2010, the Company’s shareholders adopted a shareholders’ rights plan (the “Rights Plan”). The Rights Plan has an initial term of three years. Under the Rights Plan, one right is issued with each issued share of the Company. The rights remain attached to the shares and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20 percent or more of the outstanding shares (subject to certain exceptions) of the Company, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase shares at a 50 percent discount from the then current market price. The rights provided under the Rights Plan are not triggered by any person making a “Permitted Bid”, as defined in the Rights Plan.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

7.	Related party transactions

Up to December 21, 2009, Algonquin Power Management Inc. (“APMI”) provided management services to the Fund including advice and consultation concerning business planning, support, guidance and policy making and general management services. On December 21, 2009, the Board of Directors (the “Board”) reached an agreement (“Management Internalization Agreement”) with APMI to internalize all management functions of the Fund which were provided by APMI. Therefore, for the three and six months ended June 30, 2010, APMI was not paid a management fee. For the three and six months ended June 30, 2009, APMI was paid on a cost recovery basis for all costs incurred and charged $212 and $425 respectively.

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a net basis. Base lease costs for the three and six months ended June 30, 2010 were $81 (2009 - $86) and $163 (2009 - $168) respectively.

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI. During the three and six months ended June 30, 2010, APUC incurred costs in connection with the use of the aircraft of $60 (2009 - $60) and $208 (2009 - $140) respectively and amortization expense related to the advance against expense reimbursements of $6 (2009 - $17) and $63 (2009 - $73) respectively.

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon Wind Energy LP (“St. Leon LP”), an indirect subsidiary of APUC and the legal owner of the St. Leon facility. The holders of the Class B Units are entitled to 2.5% of the income allocations and cash distributions from St. Leon LP for a 5 year period commencing June 17, 2008 growing to a maximum of 10% by year 15. In any particular period, cash distributions to the holders of the Class B Units are only to be made after distributions have been made to the other partners, in an aggregate amount, equal to the debt service on the outstanding debt in respect of such period. The related party holders of the Class B units are entitled to cash distributions of $87 (2009 - $103) and $126 (2009 - $157) for the three and six months ended June 30, 2010 respectively.

APMI is entitled to 50% of the cash flow above 15% return on investment for the BCI project pursuant to its project management contract. During the three and six months ended June 30, 2010 and 2009, no amounts were paid under this agreement. In 2008, APMI earned a construction supervision fee of $100 in relation to the development of this project. As of June 30, 2010 this amount is accrued and included in accounts payable on the consolidated balance sheet.

A member of the Board of Directors of APUC is an executive at Emera Inc (“Emera”). A contract with a subsidiary of Emera to purchase energy on Independent System Operator New England (“ISO NE”) and provide scheduling services on ISO NE was included as part of the acquisition of the Energy Services Business associated with the Tinker Acquisition. The contract expired in the three months ended March 31, 2010 and was not renewed. As a result of this contract, during the three months ended March 31, 2010 a subsidiary of Emera provided services to and purchased energy on ISO NE on behalf of the Energy Services Business. In this capacity, APUC paid a subsidiary of Emera an amount of $1,368 (2009 - $nil) which was included as an operating expense on the interim consolidated statement of operations.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

7.	Related party transactions (continued)

During the period ended June 30, 2010, APUC entered into a one year contract with a subsidiary of Emera to provide lead market participant services for fuel capacity and forward reserve markets in ISO NE for the Windsor Locks facility. No expenses were incurred in the three and six months ended June 30, 2010 in relation to this contract. In the same period, APUC issued a letter of credit to a subsidiary of Emera in an amount of U.S. $500 in conjunction with this contract.

The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

8.	Basic and diluted net earnings per share/unit

Basic and diluted earnings per share/unit have been calculated on the basis of the weighted average number of shares outstanding during the period. The weighted average number of shares/units outstanding during the period are as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Weighted average common shares/units – basic	93,901,732	77,931,448	93,535,959	77,815,293
Trust units issuable on conversion of exchangeable units	—	1,677,880	—	1,796,315

Weighted average shares/units – diluted	93,901,732	79,609,328	93,535,959	79,611,608

Units issuable on conversion of exchangeable units are calculated at the end of the period based on the weighted average exchangeable units outstanding during the period and applying the rate of exchange.

Shares/units potentially issuable on the conversion of the convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average shares/units for the three and six months ended June 30, 2010 and 2009. At June 30, 2010, the Company had 15,551,838 shares potentially issuable upon conversion of the convertible debentures.

9.	Cash dividends

All cash distributions and dividends of APUC are made on a discretionary basis as determined by the Board. Dividends are declared to shareholders of record on the last day of each quarter and are paid 15 days after declaration.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

9.	Cash dividends (continued)

For the three and six month periods ended June 30, 2010, APUC declared cash dividends to shareholders totaling $5,686 (2009 - $4,677) and $11,283 (2009 - $9,341) respectively or $0.06 per share (2009 - $0.06 per unit) and $0.12 per share (2009 - $0.12 per unit) respectively.

At December 31, 2009 all the outstanding Algonquin (AirSource) Power LP exchangeable units were exchanged for APUC shares and no longer exist. Total distributions to the Unitholders of the Algonquin (Airsource) Power LP exchangeable units for the three and six months ended June 30, 2010 were $nil. Total distributions to the Unitholders of the Algonquin (Airsource) Power LP exchangeable units for the three and six months ended June 30, 2009 were $98 and $208 respectively and were recorded as a reduction in non-controlling interest on the unaudited consolidated balance sheet.

10.	Non cash operating working capital

The change in non cash operating working capital is compromised of the following:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Accounts receivable	$2,385	$1,689	$(2,959)	$(244)
Income tax receivable	5	178	797	156
Prepaid expenses	840	(1,212)	1,560	(802)
Accounts payable and accrued	(2,288)	(5,025)	1,268	(4,982)
liabilities
Current income tax liability	317	(501)	312	(413)

Change in non cash working capital	$1,259	$(4,871)	$978	$(6,285)

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

11.	Segmented Information

APUC has two broad operating segments: Algonquin Power which owns and operates 45 renewable energy facilities and 14 high efficiency thermal energy facilities representing more than 450 MW of installed electrical generation capacity and Liberty Water which owns and operates 19 utilities in the United States of America providing water or wastewater services in the states of Arizona, Texas, Missouri and Illinois.

Within Algonquin Power there are three divisions: Renewable Energy, Thermal Energy and Development. The Renewable Energy division operates the Company’s hydro-electric and wind power facilities. Thermal Energy division operates co-generation, energy from waste, steam production and other thermal facilities. The Development division develops the Company’s greenfield power generation projects as well as any expansion of the Company’s existing portfolio of renewable energy and thermal energy facilities.

Liberty Water provides transportation and delivery of water and wastewater in its service areas.

The operations and assets for these segments are as follows:

Geographic Segments

Algonquin and its subsidiaries operate in the independent power and utility industries in both Canada and the United States. Information on operations by geographic area is as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Revenue
Canada	$16,408	$20,165	$33,951	$42,017
United States	$26,268	26,384	$54,612	56,696

	$42,676	$46,549	$88,563	$98,713

			June 30, 2010	June 30, 2009

Property, plant and equipment
Canada			$473,530	$453,482
United States			$283,236	329,765

			$756,766	$783,247

Intangible assets
Canada			$45,896	$50,232
United States			$35,529	$42,021

			$81,425	$92,253

Other assets
Canada			$860	$1,767
United States			$4,010	$1,702

			$4,871	$3,469

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

11.	Segmented Information (continued)

Revenues are attributable to the two countries based on the location of the underlying generating and utility facilities.

Reporting segments

APUC’s reportable segments are Algonquin Power - Renewable Energy, Algonquin Power - Thermal Energy and Liberty Water. The development activities are reported under Renewable Energy or Thermal Energy as appropriate. For purposes of evaluating divisional performance, the Company allocates the realized portion of the gain on financial instruments to specific divisions. This allocation is determined when the initial foreign exchange forward contract is entered into. The unrealized portion of any gains or losses on derivatives instruments is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. Interest expense is allocated to the divisions based on the project level debt related to the facilities in each division. Interest expense on the revolving credit facility is allocated between the reporting segments based on a percentage of the reporting segments share of the total property, plant and equipment and intangible assets. The interest rate swaps relate to specific debt facilities and gains and losses are allocated in the same manner as interest expense. Amounts relating to the convertible debentures are reported in the corporate segment.

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

11.	Segmented Information (continued)

The operations and assets for these segments are as follows:

	Three months ended June 30, 2010
	Power Generation & Development			Liberty Water	Corporate	Total
	Renewable Energy	Thermal Energy	Total
Revenue
Energy sales	19,974	11,771	31,745	—	—	31,745
Waste disposal fees	—	90	90	—	—	90
Water reclamation and distribution	—	—	—	9,503	—	9,503
Other revenue	997	341	1,338	—	—	1,338

Total revenue	20,971	12,202	33,173	9,503	—	42,676

Operating expenses	6,049	10,783	16,832	5,480	—	22,312

	14,922	1,419	16,341	4,023	—	20,364
Other administration costs	(685)	(306)	(991)	(899)	(1,100)	(2,990)
Foreign exchange gain	—	—	—	—	(404)	(404)
Interest expense	(1,676)	(235)	(1,911)	(452)	(3,803)	(6,166)
Interest, dividend and other income	264	131	395	—	942	1,337
Gain / (loss) on derivative financial instruments	(2,038)	—	(2,038)	—	(1,014)	(3,052)
Amortization of property, plant and equipment	(5,871)	(1,341)	(7,212)	(1,745)	—	(8,957)
Amortization of intangible assets	(1,770)	(693)	(2,463)	(171)	—	(2,634)

Net earnings / (loss) before income taxes and minority interest	3,146	(1,025)	2,121	756	(5,379)	(2,502)

Property, plant and equipment	404,114	179,150	583,264	173,139	363	756,766

Intangible assets	31,852	25,112	56,964	24,461	—	81,425

Total assets	459,636	221,915	681,551	208,921	92,686	983,158

Capital expenditures	679	6,097	6,776	991	62	7,829

Acquisition of operating entities	—	—	—	—	—	—

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

11.	Segmented Information (continued)

	Six months ended June 30, 2010
	Power Generation & Development			Liberty Water	Corporate	Total
	Renewable Energy	Thermal Energy	Total
Revenue
Energy sales	42,192	26,070	68,262	—	—	68,262
Waste disposal fees	—	1,007	1,007	—	—	1,007
Water reclamation and distribution	—	—	—	17,753	—	17,753
Other revenue	997	544	1,541	—	—	1,541

Total revenue	43,189	27,621	70,810	17,753	—	88,563

Operating expenses	14,174	23,289	37,463	10,908	—	48,371

	29,015	4,332	33,347	6,845	—	40,192
Other administration costs	(1,830)	(851)	(2,681)	(1,264)	(1,960)	(5,905)
Foreign exchange gain	—	—	—	—	(366)	(366)
Interest expense	(3,509)	(452)	(3,961)	(882)	(7,570)	(12,413)
Interest, dividend and other income	402	270	672	11	1,677	2,360
Gain / (loss) on derivative financial instruments	(2,268)	—	(2,268)	—	128	(2,140)
Amortization of property, plant and equipment	(10,253)	(4,244)	(14,497)	(3,527)	—	(18,024)
Amortization of intangible assets	(3,171)	(1,389)	(4,560)	(336)	—	(4,896)

Net earnings / (loss) before income taxes and minority interest	8,386	(2,334)	6,052	847	(8,091)	(1,192)

Property, plant and equipment	404,114	179,150	583,264	173,139	363	756,766

Intangible assets	31,852	25,112	56,964	24,461	—	81,425

Total assets	459,636	221,915	681,551	208,921	92,686	983,158

Capital expenditures	943	9,932	10,875	1,036	77	11,988

Acquisition of operating entities	40,363	—	40,363	2,039	—	42,402

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

11.	Segmented Information (continued)

	Three months ended June 30, 2009
	Power Generation & Development			Liberty Water	Corporate	Total
	Renewable Energy	Thermal Energy	Total
Revenue
Energy sales	$17,462	$14,911	$32,373	$—	$—	$32,373
Waste disposal fees	—	3,178	3,178	—	—	3,178
Water reclamation and distribution	—	—	—	9,932	—	9,932
Other revenue	—	1,066	1,066	—	—	1,066

Total revenue	17,462	19,155	36,617	9,932	—	46,549

Operating expenses	5,416	13,707	19,123	5,891	—	25,014

	12,046	5,448	17,494	4,041	—	21,535

Other administration costs	(1,177)	(662)	(1,839)	(441)	(476)	(2,756)
Foreign exchange gain	—	—	—	—	1,892	1,892
Interest expense	(1,756)	(270)	(2,026)	(482)	(2,635)	(5,143)
Interest, dividend and other income	308	124	432	(38)	779	1,173
Gain / (loss) on derivative financial instruments	3,257	(285)	2,972	286	8,943	12,201
Amortization of property, plant and equipment	(4,180)	(3,294)	(7,474)	(2,057)	—	(9,531)
Amortization of intangible assets	(659)	(979)	(1,638)	(184)	—	(1,822)

Net earnings / (loss) before income taxes and minority interest	7,839	82	7,921	1,125	8,503	17,549

Property, plant and equipment	$404,928	$185,971	$590,899	$192,348	$—	$783,247

Intangible assets	31,939	32,402	64,341	27,912	—	92,253

Total assets	553,801	162,514	716,315	228,375	7,667	952,357

Capital expenditures	207	920	1,127	16	99	1,242

Acquisition of operating entities	—	—	—	50	—	50

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

11.	Segmented Information (continued)

	Six months ended June 30, 2009
	Power Generation & Development			Liberty Water	Corporate		Total
	Renewable Energy	Thermal Energy	Total
Revenue
Energy sales	$36,425	$33,449	$69,874	$—		$—	$69,874
Waste disposal fees	—	6,861	6,861	—		—	6,861
Water reclamation and distribution	—	—	—	19,604		—	19,604
Other revenue	—	2,374	2,374	—		—	2,374

Total revenue	36,425	42,684	79,109	19,604		—	98,713

Operating expenses	10,728	31,850	42,578	11,997		—	54,575

	25,697	10,834	36,531	7,607		—	44,138

Other administration costs	(2,905)	(1,534)	(4,439)	(917)		—	(5,356)
Foreign exchange gain	—	—	—	—		1,315	1,315
Interest expense	(3,768)	(611)	(4,379)	(1,121)		(5,157)	(10,657)
Interest, dividend and other income	552	256	808	(37)		1,514	2,285
Gain / (loss) on derivative financial instruments	3,047	(664)	2,383	155		6,165	8,703
Amortization of property, plant and equipment	(8,375)	(6,598)	(14,973)	(4,387)		—	(19,360)
Amortization of intangible assets	(1,317)	(1,951)	(3,268)	(392)		—	(3,660)

Net earnings / (loss) before income taxes and minority interest	12,931	(268)	12,663	908		3,837	17,408

Property, plant and equipment	$404,928	$185,971	$590,899	$192,348	— $		$783,247

Intangible assets	31,939	32,402	64,341	27,912		—	92,253

Total assets	553,801	162,514	716,315	228,375		7,667	952,357

Capital expenditures	505	1,974	2,479	4,318		99	6,896

Acquisition of operating entities	—	—	—	50		—	50

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

12.	Derivative instruments

As of June 30, 2010, the fair value of derivatives liabilities is as follows:

	June 30, 2010	December 31, 2009
Derivative liabilities:

Interest Rate SWAP – St Leon	$5,819	$4,966
Interest Rate SWAP – revolving credit facility	1,607	3,260
Foreign exchange forward contracts	1,612	1,469
Energy forward purchase contracts	1,484	—

	$10,522	$9,695
Less: current portion	(5,899)	(5,775)

Long term derivative liabilities	$4,623	$3,920

Gain and loss on derivative financial instruments consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Unrealized loss / (gain) on derivative financial instruments:
Foreign exchange contracts	$1,226	$(9,042)	$143	$(6,726)
Interest rate swaps	488	(4,550)	(799)	(4,948)
Energy forward purchase contracts	(80)	—	(1,914)	—

Total unrealized loss / (gain) on derivative financial instruments	$1,634	$(13,592)	$(2,570)	$(11,674)

Realized loss/(gain) on derivative financial instruments:
Foreign exchange contracts	$(293)	$(2)	$(425)	$509
Interest rate swaps	1,586	1,393	3,182	2,462
Energy forward purchase contracts	125	—	1,953	—

Total realized loss/(gain) on derivative financial instruments	$1,418	$1,391	$4,710	$2,971

Loss / (gain) on derivative financial instruments	$3,052	$(12,201)	$2,140	$(8,703)

Algonquin Power & Utilities Corp.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

Six months ended June 30, 2010 and 2009

(in thousands of Canadian dollars except as noted and per share)

12.	Derivative instruments (continued):

a)	Foreign Currency Risk

The Company uses a combination of foreign exchange forward contracts and spot purchases to manage its foreign exchange exposure on cash flows generated from operations. Algonquin only enters into foreign exchange forward contracts with major Canadian financial institutions, thus reducing credit risk on these forward contracts. As at June 30, 2010, Algonquin had U.S. $28,030 in outstanding foreign exchange forward contracts carrying an average rate of $1.016. At June 30, 2010, the fair value of the foreign exchange forward contracts was a $1,612 liability.

b)	Interest Rate Risk

The Company is exposed to interest rate fluctuations related to certain of its debt obligations, including certain project specific debt and its revolving credit facility.

APUC’s project debt at the St. Leon facility has a balance of $69,612 as at June 30, 2010. The Company has entered into a fixed for floating interest rate swap related to this debt covering the period to September 2015. At June 30, 2010, the fair value of the interest rate swap was a $5,819 liability.

APUC senior revolving credit facility has a balance of $102,792 as at June 30, 2010. The Company has entered into a fixed for floating interest rate swap related to $100,000 of this debt covering the period to December 2010. At June 30, 2010, the fair value of this interest rate swap was a $1,607 liability.

c)	Energy Price Risk

APUC provides the short-term energy requirements to various customers at fixed rates. The energy requirements of these customers are estimated at approximately 150,000 MW-hrs on an annualized basis. While the Tinker Assets are expected to provide the majority of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.

This risk is mitigated though the use of short term forward energy hedge contracts. APUC has committed to acquire approximately 25,000 MW-hrs of energy over the next 8 months at an average rate of approximately $75 per MW-hr. The mark to market value of these forward energy hedge contracts at June 30, 2010 was a net liability of $1,484.

13.	Comparative figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.